Exhibit 99.5

NEWS RELEASE

Lithium Argentina Reports Third Quarter 2023 Results

November 7, 2023 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (TSX: LAAC) (NYSE: LAAC) (“Lithium Argentina” or the “Company”) has reported financial and operating results for the quarter ended September 30, 2023 (“Q3 2023”).

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•
Caucharí-Olaroz Stage 1 ramp up to design capacity of 40,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate is on track to be completed by mid-2024.
o
Production guidance reaffirmed at 5,000 tonnes of lithium carbonate in 2023.
•
First lithium carbonate was shipped from Argentina in early Q4 2023 with regular shipments ongoing.
o
During the ramp up, sales are based on market price for battery-quality lithium carbonate less a processing fee to remove the excess potassium chloride (“KCl”).
•
Completed the first train of the KCl plant with commissioning underway and second train expected to be completed during Q4 2023.
•
As of September 30, 2023, over 95% of the capital costs have been spent with Stage 1 construction substantially complete.
•
At current lithium carbonate prices and operating plans, the Company remains in a strong financial position and expects its remaining funding requirements for Caucharí-Olaroz to be less than $20 million, including working capital needs, during Stage 1 ramp up.

Pastos Grandes Basin

•
The Company continues integrating Pastos Grandes (100% interest) and Sal de la Puna (65% interest) which is expected to result in a larger scale and more optimized development plan.
o
The development plan for the Pastos Grandes Basin is expected to align with the ramp up of Caucharí-Olaroz Stage 1.

Corporate

•
On October 3, 2023, the Company implemented by way of a plan of arrangement a reorganization resulting in the separation of its Argentine and North American business units and the creation of Lithium Argentina and Lithium Americas (NewCo).
o
Following this reorganization, Lithium Argentina had cash and cash equivalents of $147.4 million, with an additional $75 million in an available and undrawn credit facility.
•
In August, Lithium Argentina published its ESG-S report, themed “Accelerating Toward a New Era of Sustainable Value” which reflects the Company’s commitment to creating sustainable value by being a safe, environmentally responsible, and inclusive lithium company.

TECHNICAL INFORMATION

The Technical Information in this news release has been reviewed and approved by Ernest Burga, P.Eng. with respect to Caucharí-Olaroz, and by Frederik Reidel, CPG with respect to Pastos Grandes, each of whom is a Qualified Person as defined by National Instrument 43-101 independent of the Company.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarters ended September 30,
	2023	2022
	$	$
Expenses	(9.0)	(13.5)
Income/(loss) from continuing operations	6.8	(29.8)
Loss from discontinued operations	(0.2)	(11.2)
Net income/(loss)	6.6	(41.0)
Income/(loss) per share – basic and diluted	0.04	(0.30)

(in US$ million)	As at September 30, 2023	As at December 31, 2022
	$	$
Cash and cash equivalents and short-term bank deposits	147.4	352.1
Total assets of continuing operations	1,063.4	1,016.5
Assets held for distribution	436.5	-
Total liabilities of continuing operations	(221.6)	(232.5)
Liabilities held for distribution	(23.6)	-

Net income in Q3 2023 versus loss in Q3 2022 is primarily due to lower share of loss of the Caucharí-Olaroz project, gain on change in fair value of the convertible note derivative liability versus a loss in the comparative period and higher finance income from interest on the loans to Exar Capital B.V. and interest earned on cash investments.

As at September 30, 2023, total assets increased primarily due to acquisition of Arena Minerals offset by a decrease in assets primarily due to classification of the North American business unit as held for distribution. Assets held for distribution as of September 30, 2023, were $436.5 million.

This news release should be read in conjunction with Lithium Argentina’s condensed consolidated interim financial statements and management's discussion and analysis for the quarter ended September 30, 2023, which are available on SEDAR+. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a Canadian-based resource company focused on the advancement of significant lithium projects. The Company strives to operate under high environmental, social, governance and safety standards to foster the sustainable advancement of projects that support the vital lithium supply chain and the global transition to cleaner energy. The Caucharí-Olaroz project (“Caucharí-Olaroz”) is located in Jujuy province in the northwestern region of Argentina. Caucharí-Olaroz is a significant lithium brine project, which has achieved first lithium and continues to work towards reaching full production. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. The Company also has a pipeline of development and exploration stage projects, including the Pastos Grandes project (“Pastos Grandes”) and the Sal de la Puna project (“Sal de la Puna”), both of which are located in Salta Province in northwestern Argentina adjacent to Jujuy province where Caucharí-Olaroz is located. Pastos Grandes is a 100% owned development stage project held through the Company’s wholly-owned subsidiary Millennial Lithium Inc. (“Millennial”). Sal de la Puna is an exploration stage project in which the Company holds a 65% interest through the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”), acquired on April 20, 2023. The Company is advancing development plans for these assets, including evaluating opportunities to achieve synergies through joint development of the projects.

The Company currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:

Investor Relations

Telephone: +54-11-52630616

Email: ir@lithium-argentina.com

Website: www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: goals of the Company; development of the Caucharí-Olaroz project, including timing of the ramp up to 40,000 tpa production capacity, timing of commissioning and ramp up of the KCI plant; production guidance for 2023; expected remaining funding commitments at the Caucharí-Olaroz project; expectations with respect to the development plan for Pastos Grandes, including without limitations any increase in scale and optimization resulting from possible integration with Sal de la Puna, and the expectation of alignment with Caucharí-Olaroz stage 1.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance and develop the Caucharí-Olaroz project the impacts of the project when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities;; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of inflationary and other conditions on the Company’s business and global mark; and accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s, latest annual information form (“AIF”) available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the Company’s latest AIF, management information circular and management discussion & analysis. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF and management information circular, which are available on SEDAR+ at www.sedarplus.ca.